EXHIBIT 1

Transactions in the Issuer’s Common Stock during the past 60 days. All purchases were by the Master Fund in open market transactions.

Date	Quantity Purchased	Price
10-Apr-08	3,500,000	5.6912
11-Apr-08	4,000,000	5.5038
14-Apr-08	4,000,000	4.9849
15-Apr-08	4,000,000	4.8353

In addition, during the past 60 days, the Master Fund purchased the following shares of the Issuer’s common stock from holders who exercised their put options:

Date	Quantity Purchased	Strike Price
3-Mar-08	4,700	7.50
15-Apr-08	1,000	7.50